Exhibit 23.1

KPMG Audit Limited Crown House 4 Par-la-Ville Road Hamilton HM 08 Bermuda	Telephone Fax Internet	+1 441 295 5063 +1 441 295 9132 www.kpmg.bm

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated August 5, 2026, with respect to the consolidated financial statements of TFP Group Limited, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG Audit Limited
Chartered Professional Accountants
Hamilton, Bermuda
September 25, 2026
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